Exhibit 99.1

Blueknight Energy Partners, L.P.
Announces Fourth Quarter and Full Year 2010 Results

TULSA, Okla, March 16, 2011 -- Blueknight Energy Partners, L.P. (Pink Sheets: BKEP) (“BKEP” or the “Partnership”), a midstream energy company focused on providing integrated services for companies engaged in the production, distribution and marketing of crude oil, asphalt and other petroleum products, today announced adjusted EBITDA of $13.1 million and $59.1 million for the fourth quarter of 2010 and the year ended December 31, 2010, respectively, which is a decrease of $1.0 million and an increase of $2.5 million as compared to adjusted EBITDA for the fourth quarter of 2009 and the year ended December 31, 2009, respectively.  An explanation of adjusted EBITDA, including a reconciliation of such measure to net income (loss), is set forth below under the section of this release entitled “Non-GAAP Financial Measures.”

The Partnership reported a net loss of $13.2 million on total revenues of $39.1 million for the fourth quarter 2010 and a net loss of $23.8 million on total revenues of $152.6 million for the year ended December 31, 2010.  By comparison, the net loss for the fourth quarter of 2009 was $5.6 million on total revenues of $37.1 million, and net loss for the year ended December 31, 2009 was $16.5 million on revenues of $156.8 million.  The Partnership’s financial results for the fourth quarter of 2010 were impacted by expenses of approximately $2.4 million related to the refinancing of the Partnership’s debt and equity issuance as well as the establishment of a reserve of $7.2 million relating to the potential settlement of the Partnership’s class action litigation.  For further information regarding the Partnership’s results of operations, please see the Partnership’s Annual Report on Form 10-K which was filed today with the Securities and Exchange Commission.

 Key accomplishments for the year ended December 31, 2010 include:

•	completion of the reorganization of the management team as well as the hiring of a crude oil operations team allowing the Partnership to assume nearly complete operational control over its assets;

•	stabilization of crude oil transportation and gathering volumes and revenues;

•	extension of the terms of the asphalt terminalling and storage contracts in 36 of the Partnership’s 45 terminals;

•
refinancing of the Partnership’s outstanding debt and concurrent raise of additional equity through the issuance of additional partnership units.  The refinancing resulted in decreased leverage, reduced interest rates on outstanding borrowings and increased liquidity;

•	welcoming the addition of Charlesbank Capital Partners, LLC, which purchased 50% of the membership interests in the entity that controls the Partnership’s general partner;

•
completing the Partnership’s first acquisition and expansion capital project in more than two years through the addition of a field services company based in Dumas, Texas and the start up of the Eagle North pipeline which delivers crude oil from Cushing, Oklahoma to a refinery in Ardmore, Oklahoma;

•	announcing a tentative understanding to resolve the claims in the Partnership’s class action litigation; and

•	alleviating the substantial doubt language, referenced in the Partnership’s December 31, 2009 and 2008 audited financial statements, about the ability to continue as a going concern.

“The significant progress we made in 2010 allows us to clearly focus on growing the company and increasing future earnings.  From a liquidity position, the Partnership begins the year with renewed financial strength, solid commercial banking relationships and a committed new partner – Charlesbank Capital Partners,” stated Mr. James Dyer, Chief Executive Officer of the Partnership’s general partner.  Mr. Dyer continued, “Several key opportunities are ahead of the Partnership in 2011. We intend to devote considerable attention to our pipeline gathering and transportation business where we see opportunities to increase utilization and develop organic bolt-on projects.  We will continue to invest in our transportation infrastructure, adding to our fleet of crude oil transport and field service vehicles to address customer demand stemming from increased domestic crude oil production.  In addition, Vitol, along with Charlesbank, have created a new entity intended to “incubate” and develop new-build projects and selected acquisitions.  These new projects may be offered to the Partnership once they produce cash flow.”

Results of Operations

The following table summarizes the financial results for the three and twelve months ended December 31, 2009 and 2010 (in thousands except per unit data):

	Three Months Ended December 31,		Year Ended December 31,
	2009	2010	2009	2010

Service revenue:
Third party revenue	$31,075	$31,189	$124,701	$129,083
Related party revenue	5,998	7,904	32,075	23,541
Total revenue	37,073	39,093	156,776	152,624
Expenses:
Operating	24,700	24,215	96,125	97,655
General and administrative	5,198	9,417	28,137	20,454
Total expenses	29,898	33,632	124,262	118,109
Gain on settlement transaction	—	—	2,585	—
Loss contingency, net of insurance recovery	—	7,200	—	7,200
Operating income (loss)	7,175	(1,739)	35,099	27,315
Other (income)expense:
Interest expense	12,772	9,135	51,399	48,638
Change in fair value of embedded derivative within convertible debt	-	6,650	-	6,650
Change in fair value of rights offering contingency	-	(4,384)	-	(4,384)
Loss before income taxes	(5,597)	(13,140)	(16,300)	(23,589)
Provision for income taxes	46	56	205	207
Net loss	$(5,643)	$(13,196)	$(16,505)	$(23,796)
Allocation of net loss for calculation of earnings per unit:
General partner interest in net loss	$(110)	$(260)	$(326)	$(470)
Beneficial conversion feature attributable to preferred units	—	8,114	—	8,114
Loss available to limited partners	$(5,533)	$(21,050)	$(16,179)	$(31,440)

Basic and diluted net loss per common unit	$(0.17)	$(0.61)	$(0.47)	$(0.91)
Basic and diluted net loss per subordinated unit	$(0.17)	$(0.61)	$(0.47)	$(0.91)

Weighted average common units outstanding - basic and diluted	21,691	21,794	21,591	21,744
Weighted average subordinated units outstanding - basic and diluted	12,571	12,571	12,571	12,571

Non-GAAP Financial Measures

This press release contains the non-GAAP financial measure of adjusted EBITDA.  Adjusted EBITDA is defined as earnings before interest, income taxes, depreciation, amortization and impairment, expenses relating to refinancing debt or settlement costs, reserves established for litigation and other miscellaneous non-cash items.   The use of adjusted EBITDA should not be considered as an alternative to GAAP measures such as net income or cash flows from operating activities. Adjusted EBITDA is presented because the Partnership believes it provides additional information with respect to its business activities and is used as a supplemental financial measure by management and external users of the Partnership’s financial statements, such as investors, commercial banks and others, to assess, among other things, the Partnership’s operating performance and return on capital as compared to those of other companies in the midstream energy sector, without regard to financing or capital structure.

The following table presents a reconciliation of adjusted EBITDA to net loss for the periods shown (in thousands):

	Three Months Ended		Year Ended
	December 31,		December 31,
	2009	2010	2009	2010
Net loss	$(5,643)	$(13,196)	$(16,505)	$(23,796)
Add:
Interest Expense	12,722	9,135	51,399	48,638
Income taxes	46	56	205	207
Depreciation, amortization and impairment	7,012	5,219	24,067	22,233
Professional fees related to refinancing	-	2,400	-	2,400
Loss contingency, net of insurance receivable	-	7,200	-	7,200
Change in fair value of embedded derivative within convertible debt	-	6,650	-	6,650
Less:
Change in fair value of rights offering contingency	-	4,384	-	4,384
Gain on settlement transaction	-	-	2,585	-
Adjusted EBITDA	$14,137	$13,080	$56,581	$59,148

Forward-Looking Statements

This release includes forward-looking statements. Statements included in this release that are not historical facts (including, without limitation, any statements concerning plans and objectives of management for future operations or economic performance or assumptions related thereto) are forward-looking statements. Such forward-looking statements are subject to various risks and uncertainties. These risks and uncertainties include, among other things, uncertainties relating to the impact of the refinancing of the Partnership’s debt and recapitalization of its partnership interests upon the price of its common units, the Partnership’s future cash flows and operations, pending legal proceedings, future market conditions, current and future governmental regulation, future taxation and other factors discussed in the Partnership’s filings with the Securities and Exchange Commission. If any of these risks or uncertainties materializes, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those expected. The Partnership undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

About Blueknight Energy Partners, L.P.

BKEP owns and operates a diversified portfolio of complementary midstream energy assets consisting of approximately 8.1 million barrels of crude oil storage located in Oklahoma and Texas, approximately 6.7 million barrels of which are located at the Cushing Oklahoma Interchange, approximately 1,285 miles of crude oil pipeline located primarily in Oklahoma and Texas, approximately 300 crude oil transportation and oilfield services vehicles deployed in Kansas, Colorado, New Mexico, Oklahoma and Texas and approximately 7.4 million barrels of combined asphalt product and residual fuel oil storage located at 45 terminals in 22 states. BKEP provides integrated services for companies engaged in the production, distribution and marketing of crude oil, asphalt and other petroleum products. BKEP is based in Oklahoma City, Oklahoma and Tulsa, Oklahoma. For more information, visit the Partnership’s web site at www.bkep.com.

Contact:

BKEP Investor Relations

918-237-4032

investor@bkep.com

or

BKEP Media Contact:

Brent Gooden (405) 715-3232 or (405) 818-1900